                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                    May 30, 2003

                              HANARO TELECOM, INC.

              RESOLUTION ON ISSUANCE OF BONDS BY PRIVATE PLACEMENT

                                                                                                                   Non-guaranteed
1.  Type of Bonds                                   Series No.                   25                    Type       private placement
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2.  Total Face Value (KRW)                                                                                           65,000,000,000
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    - Equity Capital at the
      End of Preceding Business Year                                                                              1,374,670,148,948
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    - Ratio to Equity Capital (%)                                                                                              4.73
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3.  Limit on Issuing Bonds (KRW)                                                                                  5,498,680,595,792
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4.  Total Amount of Issuance(KRW)                                                                                    81,000,000,000
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5.  Interest Rate of Bond                     Nominal Interest Rate (%)                                                        8.90
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                                              Yield to Maturity (%)                                                            8.90
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6.  Method of Interest Payment                                             Quarterly payment in arrears
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7.  Method of Principal Payment                            Quarterly payments over 4 years after one-year grace period
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8.  Date of Issuance                                                             June 3, 2003
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9.  Maturity Date                                                                June 3, 2008
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10. Underwriter                                                             Korea Development Bank
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    - Relation with Issuing Company                                                Others
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11. Use of Funds                             Facilities Funds (KRW)                                                  65,000,000,000
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                                             Working Capital (KRW)                                                               --
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                                             Others (KRW)                                                                        --
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12. Resolution Date of Board of
    Directors                                                                   May 30, 2003
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    - Presence of Outside Director(s)              Present                 6                             Absent                   1
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    - Presence of Auditor(s)                                                         Yes
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13. Total Assets at the End of
    Preceding Year                                                                                                3,601,570,278,436
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14. Applicability of Fair Trade Act                                                   No
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15. Others                                   This is a par issue with annual-reset floating rate.
                                             The issue date and maturity date are subject to change.
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

[List of Company's Private Placements]

Series No.      Face value           Interest rate          Issue Date              Maturity
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                                Coupon (%)    YTM (%)
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
   2         350,000,000,000          7.25       7.25         June 16, 2000         June 16, 2005
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   15         15,000,000,000          7.84       7.84    September 25, 2001    September 25, 2004
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   24         16,000,000,000          8.59       8.59          May 26, 2003          May 26, 2005
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   25         65,000,000,000          8.90       8.90          June 3, 2003          June 3, 2008
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

Series No.       Underwriter        Use of Proceeds      Date of BOD Resolution
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
   2                 KDB           CAPEX                May 24, 2000
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   15                KDB           Operating capital    September 18, 2001
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   24        Tongyang Securities   Debt repayment       May 20, 2003
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   25                KDB           CAPEX                May 30, 2003
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